February 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Forward Funds

File Nos. 033-48940 and 811-06722

Ladies and Gentlemen:

Attached for filing via EDGAR on behalf of Forward Funds (the “Trust”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a preliminary proxy statement, including the form of proxy and related proxy materials relating to a May 6, 2015 special meeting of shareholders of the Trust (the “Meeting”).

The Meeting is being held for the purpose of asking shareholders of the series of the Trust to: (i) approve a new investment advisory agreement between each Fund and Forward Management, LLC (“Forward Management”); (ii) approve a new investment sub-advisory agreement between Broadmark Asset Management, LLC and Forward Management with respect to the Forward Tactical Growth Fund; (iii) approve a new investment sub-advisory agreement between SW Asset Management, LLC and Forward Management with respect to the Forward EM Corporate Debt Fund; and (iv) vote to elect nominees to the Board of Trustees of the Trust.

No fees are required in connection with this filing. Please call Douglas P. Dick at (202) 261-3305 or the undersigned at (949) 442-6005 with any questions regarding the attached.

Sincerely,

/s/ William L. Horn

William L. Horn

Attachments